FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of March 2002 (March 22, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibits A is a press release of The News
Corporation Limited dated March 22, 2002.











































SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	March 22, 2002			By:	/s/ Arthur M. Siskind
						Arthur M. Siskind
						Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
dated March 22, 2002.							6


































EXHIBIT A



For Immediate Release 		Contact: Andrew Butcher 212 852 7070



Fox Television Stations Announces Station Swaps With Meredith
Corporation

Swaps Will Give Fox Television Stations Duopoly In Orlando;
Eight Duopolies In Major U.S. Markets
______________________

NEW YORK, NY, March 22, 2002: News Corporation and Fox Television Stations, Inc. today announced that they have entered into an Asset Exchange Agreement with Meredith Corporation under which Fox Television Stations will exchange KPTV(TV) in Portland, Oregon for Meredith's WOFL-TV in Orlando, Florida and WOGX-TV in Ocala, Florida. KPTV(TV) is a UPN affiliate; WOFL(TV) and WOGX(TV) are both FOX affiliates.

With this transaction, News Corporation creates a duopoly in Orlando, the nation's 20th largest U.S. television market. Fox Television Stations, which will own 34 stations on completion of this swap, also has duopolies in New York, Los Angeles, Dallas, Washington,
D.C, Houston, Minneapolis and Phoenix. When completed, the swap with Meredith will decrease Fox Television Station's national audience reach under the Federal Communications Commission (FCC) formula.

News Corporation and Fox today filed with the FCC an application for the transfer of the station licenses from Meredith to Fox.

The closing of the exchange under the Asset Exchange Agreement is subject to the approval of the FCC, Hart-Scott-Rodino clearance and certain customary closing conditions. The closing of the exchange is anticipated to occur by the end of June 2002.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP;
LSE: NEWCP) is one of the world's largest media companies with total assets as of December 31, 2001 of approximately US$47 billion and total annual revenues of approximately US$14 billion.
News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books;
the production and distribution of promotional and advertising products and services; the development of digital broadcasting;
the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information on News Corporation, please visit www.newscorp.com.